Rand Worldwide, Inc.
161 Worcester Road, Suite 401
Framingham, MA 01701

May 31, 2011

BY EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631
Attention:  Mr. Matthew Crispino

Re:	Rand Worldwide
Registration Statement on Form S-1 Filed March 30, 2011
File No. 333-173162

Dear Mr. Crispino:

On behalf of Rand Worldwide, Inc. (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated April 19, 2011 (the “Letter”) relating to the Company’s Form S-1 filed on March 30, 2011 (the “Registration Statement”).  The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics.

We are submitting our response in advance of filing an amendment to the Registration Statement given the fact that the most significant comment in the Letter requires our analysis and agreement by the Staff as to whether all of the shares covered by the Registration Statement may be registered under Rule 415.  We hope to resolve that issue in coordination with the Staff before filing an amendment.

General

1.
Given the size and nature of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

As set forth below, the Company respectfully submits that it is appropriate to register the offering pursuant to the Registration Statement as a valid secondary offering.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

Background

Shares Issued to Holdings in the Acquisition

On August 17, 2010 (the “Closing Date”), the Company, then known as Avatech Solutions, Inc., acquired all of the issued and outstanding shares of Rand Worldwide, Inc., a Delaware corporation (“RWW”), in a reverse merger transaction (the “Acquisition”).  The Acquisition was a combination of two established operating companies with substantial ongoing businesses and neither entity was a shell company, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).

The Acquisition was consummated pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the Closing Date, by and among the Company, ASRW Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), RWW, and RWWI Holdings LLC, a Delaware limited liability company and the sole stockholder of RWW (“Holdings”), following the Recapitalization described below. As part of the Acquisition, the Company caused Merger Sub to merge with and into RWW, with RWW surviving as a wholly-owned subsidiary of the Company.  Pursuant to the Acquisition, on the Closing Date, the Company issued to Holdings 34,232,682 shares (the “Merger Shares”) of the Company’s common stock, par value $.01 per share (the “Common Stock”), in exchange for all of the outstanding shares of RWW.

The Merger Shares were issued in a private offering to a single sophisticated purchaser, Holdings, without general solicitation in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.  In the Merger Agreement, Holdings made extensive representations and warranties regarding its investment intent, including representations that it was purchasing the Merger Shares for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act, and that it received copies of the public filings made by the Company with the Commission.

The Company agreed to register the Merger Shares pursuant to a registration rights agreement (the “Registration Rights Agreement”) and on March 30, 2011 filed the Registration Statement pursuant to that obligation.

Holdings and Ampersand

In November 2007, private investment funds affiliated with Ampersand Capital Partners (collectively, “Ampersand”) initially acquired RWW from its former owners.  Holdings was formed in a recapitalization by Ampersand prior to the Acquisition to hold Ampersand’s interests in the Company (the “Recapitalization”).  Ampersand, founded in 1988, is a middle-market private equity firm that invests almost exclusively in privately held companies, but maintains investments in both privately held and public companies.  It is a long-term buy-and-hold private equity investor that seeks to partner with companies to build value, and often seeks significant ownership positions and board representation.  Prior to making an investment, Ampersand performs significant, fundamental due diligence on the companies in which it invests, as it did prior to investing in RWW in November 2007.  Ampersand is not in the business of underwriting or trading securities or buying and selling securities for its own account or for the accounts of others.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

Additional Shares Covered by the Registration Statement

In addition to the shares of Common Stock held by Holdings, the Registration Statement includes the following shares:

•
400,015 shares of Common Stock issued on August 17, 2010 in a private offering to Sigma Opportunity Fund, George Davis, a member of the Company’s Board of Directors and the Company’s former Chief Executive Officer, and Garnett Y. Clark and Robert Post, each a former member of the Company’s Board of Directors (the “Termination Shares”).  The Termination Shares were issued in consideration for the termination by such persons of certain obligations of the Company under historical financing arrangements entered into during 2006 and 2007.

•	65,768 shares of Common Stock issued to Mr. Davis in 2007 in a private placement (the “Davis Shares”).

•
1,154,684 shares of Common Stock issuable on conversion of shares of preferred stock issued in 2003 and 2004 in private placements to Capstone Ventures SBIC, L.P. and Lawrence Rychlak, the Company’s President and Chief Financial Officer (the “Conversion Shares,” and together with the Termination Shares and the Davis Shares, the “Additional Shares”).

In the aggregate, the Additional Shares represent approximately 4.52% of the shares covered by the Registration Statement and approximately 3.12% of the shares of Common Stock outstanding as of May 24, 2011.  The Additional Shares are included in the Registration Statement pursuant to various registration rights arrangements between the Company and each of the holders of such Additional Shares.  We refer to the holders of the Additional Shares, together with Holdings, as the “Selling Stockholders.”

We understand from conversations with the Staff that the Staff’s concern with respect to the proposed secondary offering pursuant to the Registration Statement is related to the large block of shares proposed to be registered for resale by Holdings and not the Additional Shares.  Accordingly, our analysis below is focused on the shares proposed to be registered for resale by Holdings, though we have included reference to the Additional Shares and the Selling Stockholders as a whole where appropriate.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

The Registration Statement

On March 30, 2011, the Company filed the Registration Statement with the Commission.  Pursuant to the Registration Statement, the Company seeks to register for resale an aggregate of 35,853,149 shares of Common Stock, 34,232,682 of which are held by Holdings.  The shares covered by the Registration Statement represent approximately 69.18%  of the 51,822,678 shares of Common Stock outstanding as of May 24, 2011 and 60.96% of the 58,814,792 fully diluted shares.

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering that purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 or Form F-3 to effect a primary offering, and thus it cannot use Rule 415 to register a primary offering “at the market.”  Consequently, the offering would have to be made on a fixed price basis (in other words, the Selling Stockholders would not be able to sell their securities at prevailing market prices).

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

In addition, if the offering registered under the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the Selling Stockholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Act) and (ii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because a recharacterization of a presumed secondary offering as a primary offering has a dramatic and potentially disastrous impact on the ability of a Selling Stockholder to effect the resale of its securities, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Compliance and Disclosure Interpretations (the “CDIs”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  CDI 612.09 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the factors listed in the Interpretation is discussed below in the context of the offering by the Selling Stockholders.  Based on a proper consideration of all of those factors, we respectfully submit that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock described in the Registration Statement may be registered for resale on behalf of the Selling Stockholders pursuant to Rule 415.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

How Long the Selling Stockholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the issuer.  Here, Holdings has now held its shares of Common Stock for approximately 285 days as of the date of this letter.  Furthermore, Holdings has effectively owned its equity investment in the Company since November 2007, when Ampersand acquired RWW from its prior owners.  The length of time during which Holdings has held the shares prior to an effective registration statement demonstrates that Holdings is not an underwriter who purchased the shares with an intent to distribute them.

Additionally, although Holdings bargained for registration rights as part of the Acquisition, registration rights, in and of themselves, do not evidence an intent on the part of Holdings to sell shares.  There are a number of reasons why stockholders want shares registered other than to effect an immediate sale. For example, many private investment funds, including Ampersand, the equity owner of Holdings, act as fiduciaries with respect to their own investors and have a common law duty to act prudently. It would not be responsible for those funds to refrain from seeking to have their shares registered. The absence of registration rights could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.

The fact that the Registration Rights Agreement permits a generous 75-day window before the filing of the Registration Statement (as opposed to a more typical 30-day period) and does not contain a firm deadline for effectiveness of the Registration Statement also strongly suggests the absence of any such distributive intent.  We further note that Holdings did not even attempt to enforce the 75-day deadline for filing of the Registration Statement, and the Registration Statement was not filed until 225 days following the Acquisition.  Additionally, the Registration Rights Agreement did not contain any specific penalties relating to the filing or effectiveness requirements and as of the date of this response, 285 days have passed since the parties entered into the Registration Rights Agreement.

The Circumstances Under Which the Selling Stockholders Received the Shares

The shares held by Holdings were issued to Holdings as part of a strategic business combination and not a capital-raising transaction.  The Acquisition was a merger among established operating companies with substantial ongoing businesses and neither entity was a shell company. The proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as abusive PIPE transactions.  The subject transaction can be distinguished from abusive PIPE transactions for a number of reasons.  In addition to the fact that the Acquisition was not a capital-raising transaction, the Common Stock issued in the Acquisition lacks any “toxic” features such as price re-set, floating price conversion rights or other similar toxic provisions that have been identified by the Staff as causing concern in PIPE transactions.  Holdings continues to bear the full risk of ownership in the Company through this investment in Common Stock.  Therefore, the issuance of the shares by the Company to Holdings cannot be realistically characterized as the Company indirectly selling shares into the market to raise capital.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

Additionally, as described above, the act of registration does not by itself equate with an intent to distribute.  The Registration Rights Agreement provides for a generous amount of time for the filing and no firm deadline for effectiveness of the Registration Statement.  At least eight months will have passed following the Closing Date of the Acquisition before the Registration Statement would become effective.

The issuance of the shares to Holdings in the Acquisition was a bona fide private offering pursuant to an exemption from registration under Section 4(2) of the Securities Act.  Holdings also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.

In addition, according to the website Yahoo! Finance, the three-month average daily trading volume of the Common Stock as of May 24, 2011 was approximately 11,900 shares. If Holdings attempted to liquidate its position in the Common Stock in the open market it would take approximately 2,877 trading days for it to do so at that volume, assuming no other person sold a single share of stock during that entire period. Assuming no holidays, that would require a period of almost 11 years.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution. The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply could not absorb that much stock. In this situation, the concept that Holdings has “freely tradable” shares is far more theoretical than real. For all practical purposes, Holdings is locked into its investment absent a strategic acquisition or other M&A event, regardless of whether its shares are registered.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts.

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M.  Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered. Nor is there any evidence that any of the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

The Selling Stockholders’ Relationship to the Issuer

Holdings owns approximately 65.98% of the outstanding Common Stock.  In accordance with the Merger Agreement and effective as of the Closing Date, Suzanne E. MacCormack, Richard A. Charpie and Charles D. Yie, each of whom are affiliated with Holdings, were appointed by Holdings to the Company’s board of directors.  On the Closing Date, in connection with the consummation of the Acquisition, the Company entered into a Stockholders’ Agreement with Holdings and certain other stockholders of the Company, pursuant to which, among other agreements, the parties agreed that until the date on which Holdings ceases to hold at least 25% of the Merger Shares, Holdings shall be entitled to designate 3 directors to the Company’s Board of Directors.

However, as discussed below, a selling stockholder’s status as an issuer’s controlling stockholder alone is not dispositive of a disguised primary offering on behalf of the issuer.

The Amount of Shares Involved

While it appears that the amount of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, a single-minded focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above. As described below, the Staff’s more recent focus on toxic features (which are not a factor in the proposed offering of Common Stock by Holdings) is far more likely to deter abusive practices and uncover disguised primary offerings than a focus on the number of shares being registered.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, according to the Office of the Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation. Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1  As described above, the terms of the Acquisition and related private placement of the Common Stock do not implicate any of the concerns leading to the focus on Extreme Convertible situations.  There is no danger that public investors do not have an appropriate understanding as to the nature of the investment being made or any negative impact on the market prices of the shares involved, since the Acquisition was adequately disclosed in the Company’s historical filings with the Commission and the securities involved are Common Stock in a fixed number of shares.

Furthermore, focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on the ability of smaller public companies to utilize shelf registration to register shares for resale, thereby severely limiting their options to raise funds.

However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be given less weight in the Staff’s analysis.  The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is in fact on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. Clearly an illegal distribution of shares can take place when the amount of shares involved is less than one-third. In fact, for the reasons described above it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors acquire a large stake of a small public company, particularly one with a limited trading market, it is virtually impossible for them to exit the stock through the public markets.

Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering. If the Selling Stockholders are acting as a mere conduit for the Company, cutting back on the number of shares being sold doesn’t change the investment intent of the Selling Stockholders or the ability of the Selling Stockholders to effect a distribution if, in fact, that was their intent.

____________________________

1 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

An arbitrary focus on one-third of the public float contradicts the Staff’s own interpretative positions. For example, CDI 612.12 describes a scenario where a holder of well over one-third of an issuer’s outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) [which places certain limitations on ‘at-the-market’ equity offerings] applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, CDI 216.14 provides: “Secondary sales by affiliates may be made under General Instruction 1.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. . .” (emphasis added).

These interpretive positions makes it clear that a controlling stockholder that holds well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.  As described in this response, such other facts are not present here.

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities.

Ampersand, which owns Holdings, is a long-term investor that initially invested in RWW in 2007 and continues to bear the risk of its ownership in Common Stock of the Company.

Whether Under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Selling Stockholders are not engaging in a distribution and are not acting as conduits for the Company. The Selling Stockholders have held their securities for an extended period of time.  Holdings is a long-term investor that has effectively borne the risk of its investment since 2007 and now beneficially owns so much Common Stock that it would be virtually impossible for it to distribute the Company’s shares even if that was its intention. None of the Selling Stockholders are in the business of underwriting securities. Any proceeds from sales under the Registration Statement will flow to the Selling Stockholders and not the Company.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares described in the Registration Statement. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

Selling Stockholders, page 8

2.
You indicate in footnote 2 that Mr. Charpie participates in voting and investment decisions on behalf of RWWI Holdings LLC and its affiliated funds.  Please identify the natural persons who share with Mr. Charpie voting and dispositive power over the shares of your common stock owned by RWWI. Refer to Interpretation 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company will make the requested revision in a pre-effective amendment to the Registration Statement to be filed with the Commission.

3.
Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities.  In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise your prospectus as appropriate.

Response:

To the knowledge of the Company, none of the selling shareholders listed in the Registration Statement are broker-dealers or affiliates of broker-dealers.

Incorporation of Documents by Reference, page 15

4.	Please incorporate by reference the Current Reports on Form 8-K filed on April 4, 2011 and April 5, 2011. Refer to Item 12(a)(2) of Form S-1.

Mr. Matthew Crispino
Securities and Exchange Commission
May 31, 2011

Response:

The Company will incorporate by reference the Current Reports on Form 8-K filed on April 4, 2011 and April 5, 2011 in a pre-effective amendment to the Registration Statement to be filed with the Commission.

* * *

If you require additional information, please telephone the undersigned at (410) 753-1525.

Sincerely,

/s/ Lawrence Rychlak Lawrence Rychlak President and Chief Financial Officer

cc:	James T. Barrett, Esq.
Marc D. Mantell, Esq.
Edwards Angell Palmer & Dodge LLP